Exhibit 99.2

Century House, 16 Par-La-Ville Road, Hamilton HM HX, Bermuda

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD 23 MAY 2008

TO OUR SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting of Shareholders of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) will be held at The Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Bermuda, at 9:00 a.m. (local time) on Friday, the 23rd day of May 2008. The 2008 Annual General Meeting of Shareholders of the Company, including any postponement or adjournment(s) thereof (the “2008 Annual Meeting”) will be held for the following purposes:

1.	To approve the re-election of Messrs. Neil I. Jowell, Cecil Jowell, David M. Nurek and Hendrik Roux van der Merwe as Class III directors of the Company;

2.	To approve the annual audited financial statements of the Company for the fiscal year ended 31 December 2007, a copy of which is included in the enclosed 2007 Annual Report to Shareholders and will be laid before the 2008 Annual Meeting;

3.	To approve the re-appointment of KPMG LLP to act as the Company’s independent auditors (independent registered public accounting firm) for the fiscal year ending 31 December 2008 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors (independent registered public accounting firm); and

4.	To transact such other business as may properly be brought before the 2008 Annual Meeting (including any postponement or adjournment(s) thereof).

The close of business on 22 April 2008 has been fixed as the record date for determining the record holders of our common shares, $0.01 par value per share (“Shareholders”) entitled to notice of and to vote at the 2008 Annual Meeting (including any postponement or adjournment(s) thereof).

Whether or not you plan to attend the 2008 Annual Meeting, in order to ensure that your shares will be voted in accordance with your wishes and the presence of a quorum may be assured, please promptly appoint your proxy and provide instructions on how your shares are to be voted (i) by properly completing and mailing the enclosed proxy card in the enclosed envelope, (ii) via the Internet or (iii) by telephone. The proxy card must be properly dated, signed and returned in order to be counted. The giving of such proxy card does not preclude you from voting in person if you attend the 2008 Annual Meeting in person.

By Order of the Board of Directors,

Ernest J. Furtado

First Vice President, Senior Vice President,

Chief Financial Officer and Secretary

Hamilton, Bermuda

22 April 2008

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD 23 MAY 2008

We are furnishing this Proxy Statement in connection with the solicitation on behalf of the Board of Directors (the “Board”) of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) of proxies to be voted at the 2008 Annual General Meeting of Shareholders to be held at The Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Bermuda, at 9:00 a.m. (local time) on Friday, the 23rd day of May 2008, including any postponement or adjournment(s) thereof (the “2008 Annual Meeting”). The 2008 Annual Meeting will be held for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. This Proxy Statement, the accompanying Notice of Annual General Meeting of Shareholders and the accompanying form of proxy card are being first mailed to our shareholders on or about 25 April 2008. These proxy materials, along with a copy of our 2007 Annual Report to Shareholders are also available for viewing at www.textainer.com.

The close of business on 22 April 2008 has been fixed as the record date for determining the record holders of our common shares, $0.01 par value per share (“Shareholders”) entitled to notice of and to vote at the 2008 Annual Meeting (including any postponement or adjournment(s) thereof). As of 22 April 2008, there were 47,604,640 common shares, $0.01 par value per share (“common shares”), issued and outstanding. The common shares are our only class of equity securities issued and outstanding and entitled to vote at the 2008 Annual Meeting. Each Shareholder is entitled to one vote on each matter to be voted upon by the Shareholders at the 2008 Annual Meeting for each Common Share held by such Shareholder.

At the 2008 Annual Meeting, two or more persons present in person at the start of the 2008 Annual Meeting and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the 2008 Annual Meeting.

At the 2008 Annual Meeting, Shareholders will also receive the report of our independent auditors (independent registered public accounting firm) and may be asked to consider and take action with respect to such other matters as may properly come before the 2008 Annual Meeting.

Adoption of each proposal set forth in the accompanying Notice of Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement requires the affirmative vote of a majority of the votes cast at the 2008 Annual Meeting.

In this Proxy Statement, unless otherwise specified, all monetary amounts are in U.S. dollars.

SOLICITATION AND REVOCATION

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS. OUR BOARD OF DIRECTORS HAS DESIGNATED THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. Each such person designated as a proxy serves as a director and/or executive officer of the Company.

Each Common Share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2008 Annual Meeting. If no instructions are provided in a properly executed proxy, it will be voted FOR the approval of the re-election of each of the nominees identified in this Proxy Statement as a Class III director of the Company (Proposal One), and FOR the approval of each of Proposals Two and Three. Any Shareholder who executes a proxy may revoke it at any time before it is voted by delivering to the Secretary of the Company a written statement revoking such proxy, by executing and delivering a later-dated proxy, or by voting in person at the 2008 Annual Meeting. Attendance at the 2008 Annual Meeting by a Shareholder who has executed and delivered a proxy to us shall not in and of itself constitute a revocation of such proxy. For common shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee prior to the 2008 Annual Meeting.

If within half an hour from the time appointed for the 2008 Annual Meeting a quorum is not present, then, the 2008 Annual Meeting shall be deemed cancelled and, in any other case, the 2008 Annual Meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary of the Company may determine. Unless the 2008 Annual Meeting is adjourned to a specific date, place and time announced at the 2008 Annual Meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned 2008 Annual Meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with the Company’s bye-laws.

We will bear the cost of solicitation of proxies. We have not engaged a proxy solicitation agent. Solicitation may be made by our directors, officers and employees personally, by telephone, Internet or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of the common shares. Upon request, we will reimburse brokers, dealers, banks or similar entities acting as nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the 2008 Annual Meeting to the beneficial owners of common shares which such persons hold of record.

TABLE OF CONTENTS

Page

BENEFICIAL OWNERSHIP OF COMMON SHARES BY MAJOR SHAREHOLDERS AND MANAGEMENT	4

PROPOSAL ONE—APPROVAL OF RE-ELECTION OF CLASS III DIRECTORS	7

Directors and Senior Management	7

Board Practices	11

Director and Senior Management Compensation	12

Votes Required	12

PROPOSAL TWO—APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED 31 DECEMBER 2007	13

Votes Required	13

PROPOSAL THREE—APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS (INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM) FOR THE FISCAL YEAR ENDING 31 DECEMBER 2008 AND AUTHORIZATION FOR THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION	14

Votes Required	14

Principal Accountant Fees and Services

Other Matters	15

BENEFICIAL OWNERSHIP OF COMMON SHARES BY MAJOR SHAREHOLDERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our common shares as of 28 March 2008:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

For these purposes, beneficial ownership of shares is determined in accordance with the rules of the United States Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares is based on 47,604,640 common shares issued and outstanding on 28 March 2008. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of common shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control of the Company.

	Number of Common Shares Beneficially Owned
Holders	Shares (1)	%(2)
5% Shareholders
Halco Holdings Inc.(3)	29,778,802	62.6%
Trencor Limited(3)	29,778,802	62.6%
Wellington Management Company, LLP(4)	2,699,967	5.7%

Executive Officers and Directors
Dudley R. Cottingham	3,000	*
James E. Hoelter(5)	31,856,548	66.9%
Cecil Jowell(6)	30,375,758	63.8%
Neil I. Jowell(7)	30,375,758	63.8%
Isam K. Kabbani(8)	1,000,000	2.1%
John A. Maccarone(9)	2,613,916	5.5%
James E. McQueen(10)	29,778,802	62.6%
David M. Nurek(11)	29,778,802	62.6%
Hendrik R. van der Merwe(12)	29,778,802	62.6%
James A. C. Owens	—	*
Hyman Shwiel	—	*
Ernest J. Furtado(13)	400,200	*
Philip K. Brewer(14)	490,000	1.0%
Robert D. Pederson(15)	500,000	1.1%
Current directors and executive officers (14 persons) as a group	38,057,576	79.9%

*	Less than 1%.

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person.

(2)	Percentage ownership is based on 47,604,640 shares issued and outstanding as of 28 March 2008.

(3)

Includes 29,778,802 shares held by Halco. Halco is wholly owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. Neil Jowell, the chairman of both our board of directors and the board of directors of Trencor, and Mr. Cecil Jowell and Mr. McQueen, both members of our board of directors and the board of directors of Trencor.

(4)	Based on a Schedule 13G filed by Wellington Management Company, LLP with the SEC on 14 February 2008. According to the Schedule 13G, Wellington Management Company, LLP beneficially owns 2,699,967 common shares and has shared voting power with respect to 1,475,200 of such common shares and shared dispositive power with respect to all such common shares.

(5)	Includes 29,778,802 shares held by Halco, 113,844 shares held by the James E. Hoelter & Virginia S. Hoelter Trust, 1,086,156 shares held by the JEH-VSH Limited Partnership #1, and 877,746 shares held by the JEH-VSH Limited Partnership #2. The general partners of each of the partnerships are James and Virginia Hoelter. Mr. Hoelter is a director of Trencor. Mr. Hoelter disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(6)	Includes 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Cecil Jowell’s family are discretionary beneficiaries, and 29,778,802 shares held by Halco. Mr. Cecil Jowell is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. In addition, Mr. Cecil Jowell has a significant ownership interest in Trencor both directly and indirectly, including indirectly through interests in Mobile Industries, which owns approximately 46% of Trencor. Mr. Cecil Jowell is also the chairman of Mobile Industries. Mr. Cecil Jowell disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco.

(7)	Includes 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Neil Jowell’s family are discretionary beneficiaries, and 29,778,802 shares held by Halco. Mr. Neil Jowell is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. In addition, Mr. Neil Jowell has a significant ownership interest in Trencor both directly and indirectly, including indirectly through interests in Mobile Industries, which owned approximately 46% of Trencor. Mr. Neil Jowell is also a director of Mobile Industries. Mr. Neil Jowell disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco.

(8)	All shares are held by IKK Foundation, an affiliate of Mr. Kabbani.

(9)	Includes 2,059,416 shares held by the Maccarone Family Partnership L.P., 28,530 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA. Also includes 261,760 restricted share units and 261,760 share options granted under the 2007 Share Incentive Plan (the “2007 Plan”). Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50 per share. All options expire on 8 October 2017.

(10)	All shares are held by Halco. Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(11)	All shares are held by Halco. Mr. Nurek is one of our directors and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(12)	All shares are held by Halco. Mr. van der Merwe is one of our directors and a member of the board of directors of Trencor. Mr. van der Merwe disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(13)	Includes 260,000 shares held by Ernest James Furtado and Barbara Ann Pelletreau, Trustees of the Furtado-Pelletreau 2003 Revocable Living Trust UDT dated 28 November 2003, 100 shares held by Ernest James Furtado as custodian for David Furtado UGMA, and 100 shares held by Ernest James Furtado as custodian for Michelle Pelletreau UGMA. Includes 70,000 restricted share units and 70,000 share options granted under the 2007 Plan. Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50 per share. All options expire on 8 October 2017.

(14)	Includes 105,000 restricted share units and 105,000 share options granted under the 2007 Plan. Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50 per share. All options expire on 8 October 2017.

(15)	Includes 105,000 restricted share units and 105,000 share options granted under the 2007 Plan. Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50 per share. All options expire on 8 October 2017.

PROPOSAL ONE

APPROVAL OF RE-ELECTION OF CLASS III DIRECTORS

In accordance with our bye-laws, our board of directors is elected annually on a staggered basis, with each director holding office until the annual general meeting for the year in which term expires, except in the event of his death, resignation, removal or earlier termination of his office. Messrs. Neil I. Jowell, Cecil Jowell, David M. Nurek and Hendrik R. van der Merwe are designated Class III directors, to hold office until the 2008 Annual Meeting. Mr. James A. Owens, Mr. Isam K. Kabbani and Mr. James E. McQueen are designated Class II directors, to hold office until our 2009 annual general meeting of shareholders. Mr. John A. Maccarone, Mr. Dudley R. Cottingham, Mr. Hyman Shwiel and Mr. James E. Hoelter are designated Class I directors, to hold office until our 2010 annual general meeting of shareholders. At each such annual general meeting of shareholders, directors in the class whose term expires at that annual general meeting of shareholders are elected for three year terms. Directors may be re-elected when their term of office expires.

The terms of the Class III directors (Messrs. Neil I. Jowell, Cecil Jowell, David M. Nurek and Hendrik Roux van der Merwe) are set to expire at the 2008 Annual Meeting. Accordingly, Proposal One calls for a vote FOR the re-election of Messrs. Neil I. Jowell, Cecil Jowell, David M. Nurek and Hendrik Roux van der Merwe as Class III directors of the Company at the 2008 Annual Meeting. If elected, each of Messrs. Neil I. Jowell, Cecil Jowell, David M. Nurek and Hendrik Roux van der Merwe will each serve for a three-year term expiring at our 2011 Annual General Meeting of Shareholders, subject to his office being vacated earlier.

Biographical information relating to the directors under Proposal One is presented in this Proxy Statement below under “Directors and Senior Management—Directors.”

Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of 31 December 2007. One third of our board of directors is elected annually and each director holds office until the annual general meeting for the year in which term expires, except in the event of his death, resignation, removal or earlier termination of his office. The business address of each of our executive officers is c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108. The business address for each of our non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM HX, Bermuda.

Trencor, through the Halco Trust and Halco, holds beneficiary interest in approximately 62.6% of our issued and outstanding share capital. Our principal shareholder, Halco Holdings Inc. (“Halco”), is owned by a discretionary trust with an independent trustee in which Trencor Limited and certain of its affiliates are the sole discretionary beneficiaries. Halco, which owned approximately 62.6% of our issued and outstanding share capital as of 31 December 2007, is the wholly-owned subsidiary of the Halco Trust. Trencor is a South African container and logistics public company, listed on the JSE in Johannesburg, South Africa. Trencor was founded in 1929, and currently has businesses owning, leasing and managing marine cargo containers; owning and leasing returnable packaging units together with the related management and technology; and finance related activities. Mobile Industries Limited, a holding company listed on the JSE (“Mobile Industries”), owns a 46% interest of Trencor and the family interests of our directors Neil I. Jowell and Cecil Jowell have a significant percentage in Mobile Industries with Neil and Cecil Jowell being directors of that company. In addition, the protectors of the Halco Trust are Neil I. Jowell, the chairman of both our board of directors and the board of directors of Trencor, and Cecil Jowell and James E. McQueen, members of our board of directors and the board of directors of Trencor. The protectors of the trust have the power, under the trust documents, to appoint or remove the trustee. The protectors cannot be removed and have the right to nominate replacement protectors. In addition, any changes to the beneficiary of the Halco Trust must be agreed to by both the independent trustee and the protectors of the trust. As indicated below, six of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Neil I. Jowell(1)(2)(3)(4)	74	Chairman
Dudley R. Cottingham(1)(2)(3)	56	Director
James E. Hoelter(1)(2)(3)(4)	68	Director
Cecil Jowell(4)	72	Director
Isam K. Kabbani	73	Director
John A. Maccarone	63	Director, President and Chief Executive Officer
James E. McQueen(1)(4)	63	Director
David M. Nurek(2)(3)(4)	58	Director
James A. Owens	68	Director
Hyman Shwiel(1)(2)(3)	63	Director
Hendrik R. van der Merwe(4)	60	Director
Philip K. Brewer	50	Executive Vice President
Robert D. Pedersen	49	Executive Vice President
Ernest J. Furtado	52	First Vice President, Senior Vice President, Chief Financial Officer & Secretary

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Messrs. Hoelter, Neil Jowell and McQueen are non-voting members.

(2)	Member of the compensation committee.

(3)	Member of the nominating and governance committee.

(4)	Director of Trencor, the indirect beneficiary of a majority of our share interest.

Certain biographical information about each of these individuals is set forth below.

Directors

Neil I. Jowell has served as our director and chairman since December 1993. Mr. N. Jowell also serves on the board of directors of Trencor. He has been a director of Trencor since 1966, and was appointed chairman in 1973. He is also a director of Mobile Industries, and has served on its board of directors since 1969. Mr. N. Jowell has over 50 years experience in the transportation industry. He holds an M.B.A. from Columbia University and Bachelor of Commerce and LL.B. degrees from the University of Cape Town. Messrs. Neil I. Jowell and Cecil Jowell are brothers.

Dudley R. Cottingham has been a member of our board of directors and previously served as assistant secretary or secretary since December 1993. He has also served in the past as president of certain of our subsidiaries. Mr. Cottingham has over 30 years experience in public accounting for a variety of international and local clients. He is a director of Morris Cottingham Corporate Services, located in the Turks and Caicos Islands, and is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange. He has been a partner with Arthur Morris and Company, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. Mr. Cottingham is a chartered accountant.

James E. Hoelter has been a member of our board of directors since December 1993 and was our president and chief executive officer from that time until his retirement in December 1998. Mr. Hoelter is a non-executive member of the board of directors of Trencor and a member of Trencor’s audit committee. He is the president of Freightmasters Associates, Inc., a company that provides consulting services for the international freight carrying industry. He is also a member of the board of directors of TrenStar, Inc., a mobile equipment management company based in Denver, Colorado and a subsidiary of Trencor. Mr. Hoelter received a Bachelor of Business Administration degree from the University of Wisconsin and a M.B.A. from the Harvard Business School.

Cecil Jowell has been a member of our board of directors since March 2003. Mr. C. Jowell is also a director and chairman of Mobile Industries, a public company quoted on the JSE. Mr. C. Jowell has been a director of Mobile Industries since 1969 and was appointed chairman in 1973. Mobile Industries holds an approximately 46% interest in Trencor. Mr. C. Jowell is a non-executive director of Trencor and was an executive of Trencor for over 40 years. He has also served as a director and chairman of WACO International Ltd., an international industrial group listed on the JSE. Mr. C. Jowell holds a Bachelor of Commerce and LL.B. degrees from the University of Cape Town and is a graduate of the Institute of Transport.

Isam K. Kabbani has been a member of our board of directors since December 1993. Mr. Kabbani is the chairman and principal stockholder of the IKK Group, Jeddah, Saudi Arabia, a manufacturing and trading group active both in Saudi Arabia and internationally. In 1959, Mr. Kabbani joined the Saudi Arabian Ministry of Foreign Affairs, and in 1960 moved to the Ministry of Petroleum for a period of ten years. During this time he was seconded to the Organization of Petroleum Exporting Countries (“OPEC”). After a period as Chief Economist of OPEC, in 1967 he became the Saudi Arabian member of OPEC’s Board of Governors. In 1970, he left the Ministry of Petroleum to establish his own business, the National Marketing Group, which has since been his principal business activity. Mr. Kabbani holds a B.A. from Swarthmore College and a M.A. in Economics and International Relations from Columbia University.

John A. Maccarone has served as our president and chief executive officer since January 1999, and has been a member of our board of directors since December 1993. Mr. Maccarone is a member of the board of directors of the Institute of International Container Lessors, a trade association for the container and chassis leasing industry, and served as its chairman from January 2006 to December 2006. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as president and chief executive officer of Textainer Equipment Management Limited, now a subsidiary of our company. From 1977 through 1978, Mr. Maccarone was director of marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company. From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois. From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia. Mr. Maccarone holds a B.S. in Engineering Management from Boston University and a M.B.A. from Loyola University of Chicago.

James E. McQueen has been a member of our board of directors since March 2003. Mr. McQueen joined Trencor in June 1976 and has served as financial director of Trencor since April 1984. Mr. McQueen is also a director of a number of Trencor’s subsidiaries. Prior to joining Trencor, Mr. McQueen was an accountant in public practice. Mr. McQueen received a Bachelor of Commerce and a Certificate in the Theory of Accounting from the University of Cape Town and is a Chartered Accountant (South Africa).

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995 and is chairman of Trencor’s remuneration and nomination committees and a member of its audit committee. Mr. Nurek is an executive of Investec Bank Limited, a subsidiary of Investec Limited which is quoted on the Johannesburg Stock Exchange. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He is the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and is also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffman & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town, and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

James A. C. Owens has served as a member of our board of directors since May 1998. Mr. Owens has served as an insurance broker and director of Foreign Business Indemnity Ltd. since 1988. He has also served as a senior consultant to Heath Lambert Group since November 2006. Mr. Owens has been associated with us (or our predecessor companies and affiliates) since 1980, and for a time represented one of our predecessor companies as a director of the IICL. He has for many years been, and continues to be, actively involved in insurance brokerage companies and captive insurance companies. He is a member of a number of boards of directors of non-U.S. companies, including Ferrosure (Isle of Man) Insurance Company Limited, a captive insurance subsidiary of a large international public company. Mr. Owens holds a Bachelor of Commerce degree from the University of South Africa.

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner in Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and an M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

Hendrik Roux van der Merwe has been a member of our board of directors since March 2003. He is managing director of Trencor and a director of TrenStar, Inc. Mr. van der Merwe joined Trencor in 1997 and began serving as a director of Trencor in 1998. From 1991 to 1998, Mr. van der Merwe served as deputy chairman for Waco International Ltd., an international industrial group listed on the JSE with subsidiaries listed on the Sydney and London Stock Exchanges. From 1984 to 1991, he held various senior executive positions in the banking sector in South Africa, lastly as chief executive officer of Senbank, the corporate/merchant banking arm of Bankorp Group Ltd. Prior to entering the business world, Mr. van der Merwe practiced as an attorney at law in Johannesburg, South Africa. Mr. van der Merwe holds Bachelor of Arts and L.L.B degrees in Law from the University of Stellenbosch in South Africa, and a Master of Law in Tax Law from the University of the Witwatersrand in South Africa.

Executive Officers

For certain biographical information about John A. Maccarone, see “Directors” above.

Philip K. Brewer has served as our executive vice president since January 2006. He is responsible for managing our capital structure and identifying new sources of finance for our company, as well as overseeing the management and coordinating the activities of our risk management, and resale divisions. Mr. Brewer is also a director and treasurer for the National Portable Storage Association, a trade association for companies that rent, sell or lease portable storage containers. Mr. Brewer was senior vice president of our asset management group from 1999 to 2005 and senior vice president of our capital markets group from 1996 to 1998. Prior to joining our company in 1996, Mr. Brewer worked at Bankers Trust starting in 1990 as a vice president and ending as a managing director and president of its Indonesian subsidiary. From 1989 to 1990, he was vice president in corporate finance at Jardine Fleming, a company based in Indonesia. From 1987 to 1989, he was capital markets advisor to the United States Agency for International Development in Indonesia. From 1984 to 1987, he was an associate with Drexel Burnham Lambert, an investment banking firm. Mr. Brewer holds a B.A. in Economics and Political Science from Colgate University and a M.B.A. in Finance from Columbia University.

Robert D. Pedersen has served as our executive vice president responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was senior vice president of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Ernest J. Furtado has served as our first vice president, senior vice president, chief financial officer and secretary or assistant secretary since 1999. Prior to joining our company in 1991, Mr. Furtado was controller for Itel Instant Space, a container leasing company based in San Francisco, California, and manager of accounting for Itel Containers International Corporation, a container leasing company based in San Francisco, California. Mr. Furtado is a Certified Public Accountant and holds a B.S. in Business Administration from the University of California at Berkeley and a M.B.A. in Information Systems from Golden Gate University.

Board Practices

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of New York Stock Exchange (“NYSE”) corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and notification of non-compliance with NYSE listing requirements. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We do not, and are not required under Bermuda law to, maintain a board of directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE.

•	We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

•

Under Bermuda law, compensation of executive officers need not be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2007 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors. The members of our compensation committee are Messrs. Cottingham, Hoelter, Neil Jowell, Nurek and Shwiel. Mr. Hoelter provides consulting services to us, for which he receives payment in addition to the fees he receives as a member of our board of directors. Messrs. Neil Jowell and Nurek are directors of Trencor.

•

In accordance with NYSE rules, we have formed an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. Our audit committee need not have three members and the members need not comply with the NYSE’s standards of independence for domestic issuers. Our audit committee has five members, Messrs. Shwiel, Cottingham, Neil Jowell, McQueen and Hoelter. Messrs. Shwiel and Cottingham are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act and are audit committee financial experts as that term is defined by Item 407 or Regulation S-K. The other three members are representatives of Trencor and have no voting rights.

•

We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our board of directors has adopted a nominating and governance committee charter.

•

Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. However, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan on 4 September 2007. We are also required under Bermuda law to obtain the consent of the Bermuda Monetary Authority for the issuance of securities in certain circumstances.

•

Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. However, we have adopted both corporate governance guidelines and a code of business conduct.

Director and Senior Management Compensation

The aggregate direct compensation we paid to our executive officers as a group (four persons) for the year ended 31 December 2007 was approximately $2.8 million, which included approximately $1.3 million in bonuses and approximately $18,000 in funds set aside or accrued to provide for life insurance, retirement, or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2007, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2007 Short Term Incentive Plan. Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on equity. In 2007, each of our executive officers received greater than 200% of his target incentive award. For fiscal year 2007, all of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2007 Short Term Incentive Plan.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended 31 December 2007 was approximately $298,000, including $72,000 paid to Halco as a management fee and consulting fees paid to certain of our directors. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

Votes Required

Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the 2008 Annual Meeting.

The Board of Directors unanimously recommends a vote FOR the approval of the re-election of each of Messrs. Neil I. Jowell, Cecil Jowell, David M. Nurek and Hendrik Roux van der Merwe as a Class III Director as set forth in Proposal One.

PROPOSAL TWO

APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED 31 DECEMBER 2007

Proposal Two calls for a vote FOR the approval of the annual audited financial statements of the Company for the fiscal year ended 31 December 2007, a copy of which is included in the enclosed 2007 Annual Report to Shareholders and will be laid before the 2008 Annual Meeting.

Votes Required

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the 2008 Annual Meeting.

The Board of Directors unanimously recommends a vote FOR the approval of the annual audited financial statements of the Company for the fiscal year ended 31 December 2007 as set forth in Proposal Two.

PROPOSAL THREE

APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS (INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM) FOR THE FISCAL YEAR ENDING 31 DECEMBER 2008 AND AUTHORIZATION FOR THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

Proposal Three calls for a vote FOR the approval of the re-appointment of KPMG LLP to act as the Company’s independent auditors (independent registered public accounting firm) for the fiscal year ending 31 December 2008 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors (independent registered public accounting firm).

Independent Auditors (Independent Registered Public Accounting Firm) Fees and Services

Our audit committee pre-approves all services provided by KPMG LLP. All of the services and fees described below were reviewed and pre-approved by our audit committee. Our audit committee has delegated to the principal financial officer and the chairman of the audit committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full audit committee at its next scheduled meeting.

The following is a summary of the fees billed to us by KPMG LLP for professional services rendered for the fiscal years ended 31 December 2007 and 2006:

Fee Category	2007 Fees	2006 Fees
Audit Fees	$710,000	$569,000
Audit Related Fees	866,000	—
Tax Fees	50,000	—
All Other Fees	—	—

Total Fees	$1,626,000	$569,000

Audit Fees—Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

Audit Related Fees—Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” Fees of $866,000 billed in the fiscal year ended 31 December 2007 relate to KPMG LLP’s review of our registration statement in connection with our initial public offering.

Tax Fees—Consists of fees billed for professional services for tax compliance, tax advice and tax planning. KPMG LLP did not provide tax services to us for the fiscal year ended 31 December 2006.

All Other Fees—Consists of fees for product and services other than the services reported above. KPMG LLP did not provide any other services to us for the fiscal years ended 31 December 2007 or 2006.

Votes Required

Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the 2008 Annual Meeting.

The Board of Directors unanimously recommends a vote FOR the approval of the re-appointment of KPMG LLP to act as the Company’s independent auditors (independent registered public accounting firm) for the fiscal year ending 31 December 2008 and the authorization for the Board of Directors through the Audit Committee to fix their remuneration as set forth in Proposal Three.

OTHER MATTERS

The Board of Directors is currently unaware of any other matters to come before the 2008 Annual Meeting other than as set forth in the accompanying Notice of Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. Each Common Share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2008 Annual Meeting.

TEXTAINER GROUP
HOLDINGS LIMITED

Electronic Voting Instructions
You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 12:00 a.m., Central Time, on May 23, 2008.

Vote by Internet
• Log on to the Internet and go to www.investorvote.com/TGH
• Follow the steps outlined on the secured website.
Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call.
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒	• Follow the instructions provided by the recorded message.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.

1. Proposal to approve the re-election of the persons listed below, nominated by the current Board of Directors, as Class III directors of the Company:
	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain	+
01 - Mr. Neil I. Jowell	☐	☐	☐	02 - Mr. Cecil Jowell	☐	☐	☐	03 - Mr. David M. Nurek	☐	☐	☐

04 - Mr. Hendrik Roux van der Merwe	☐	☐	☐

		For	Against	Abstain			For	Against	Abstain
2.	Proposal to approve the annual audited financial statements of the Company for the fiscal year ended 31 December 2007:	☐	☐	☐	3.	Proposal to approve the re-appointment of KPMG LLP as independent auditors (independent registered public accounting firm) for the fiscal year ending 31 December 2008 and the authorization for the Board of Directors through the Audit Committee to fix their remuneration:	☐	☐	☐
B	Non-Voting Items
Change of Address — Please print new address below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name appears on your share certificate(s). When shares are held by joint tenants, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please indicate in what capacity. If signing for a corporation, please provide the full corporate name as well as signature(s) and title(s) of its authorized officer(s). If signing for a partnership, please provide the full partnership name as well as signature(s) of its authorized partner(s). The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournment thereof. In his discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

RETURN THIS FORM BY MAIL, COURIER OR FACSIMILE TO:

Textainer Group Holdings Limited

c/o Textainer Equipment Management (U.S.) Limited

650 California Street, 16th Floor

San Francisco, CA 94108 U.S.A.

Facsimile: (415) 434-0599

Attention: Ernest J. Furtado, Secretary

WHETHER OR NOT YOU EXPECT TO ATTEND THE 2008 ANNUAL MEETING,

PLEASE COMPLETE, DATE AND SIGN THIS PROXY CARD AND RETURN IT

PRIOR TO 5:00 P.M. (BERMUDA TIME), THURSDAY, 22 MAY 2008

IN THE ENCLOSED ENVELOPE.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — TEXTAINER GROUP HOLDINGS LIMITED

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD 23 MAY 2008

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

This Proxy Card is solicited on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (the “Company”) for use only at the annual general meeting to be held on 23 May 2008 to be held at The Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Bermuda at 9:00 a.m. (local time) and at any postponement or adjournment(s) thereof (the “2008 Annual Meeting”). To be valid for use at the 2008 Annual Meeting, this Proxy Card must be duly completed and must be received by the Secretary of the Company prior to 5:00 p.m. (Bermuda time), Thursday, the 22nd of May 2008.

The undersigned, being a shareholder of the Company, hereby appoints John A. Maccarone, President and Chief Executive Officer of the Company, or failing whom the Chairman of the 2008 Annual Meeting as proxy of the undersigned (the “Proxy”), with full powers of substitution, to vote on the undersigned’s behalf, all common shares, $0.01 par value per share of the Company, of the undersigned at the 2008 Annual Meeting, as designated on the reverse side of this Proxy Card.

This Proxy Card (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon. If no instructions are provided in this Proxy Card (when properly executed, returned and not revoked) it will be voted FOR each nominee identified below to be re-elected to the Board of Directors (Proposal One), FOR each of Proposals Two and Three and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2008 Annual Meeting.

The Board of Directors unanimously recommends a vote FOR each nominee identified below to be re-elected to the Board of Directors (Proposal One) and FOR each of Proposals Two and Three. This Proxy Card (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2008 Annual Meeting. If no instructions are provided in this Proxy Card (when properly executed, returned and not revoked) it will be voted FOR each nominee identified below to be re-elected to the Board of Directors (Proposal One), FOR each of Proposals Two and Three.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

SEE REVERSE SIDE

TEXTAINER GROUP
HOLDINGS LIMITED

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.

1. Proposal to approve the re-election of the persons listed below, nominated by the current Board of Directors, as Class III directors of the Company:
	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain	+
01 - Mr. Neil I. Jowell	☐	☐	☐	02 - Mr. Cecil Jowell	☐	☐	☐	03 - Mr. David M. Nurek	☐	☐	☐

04 - Mr. Hendrik Roux van der Merwe	☐	☐	☐

		For	Against	Abstain			For	Against	Abstain
2.	Proposal to approve the annual audited financial statements of the Company for the fiscal year ended 31 December 2007:	☐	☐	☐	3.	Proposal to approve the re-appointment of KPMG LLP as independent auditors (independent registered public accounting firm) for the fiscal year ending 31 December 2008 and the authorization for the Board of Directors through the Audit Committee to fix their remuneration:	☐	☐	☐

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name appears on your share certificate(s). When shares are held by joint tenants, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please indicate in what capacity. If signing for a corporation, please provide the full corporate name as well as signature(s) and title(s) of its authorized officer(s). If signing for a partnership, please provide the full partnership name as well as signature(s) of its authorized partner(s). The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournment thereof. In his discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

+

RETURN THIS FORM BY MAIL, COURIER OR FACSIMILE TO:

Textainer Group Holdings Limited

c/o Textainer Equipment Management (U.S.) Limited

650 California Street, 16th Floor

San Francisco, CA 94108 U.S.A.

Facsimile: (415) 434-0599

Attention: Ernest J. Furtado, Secretary

WHETHER OR NOT YOU EXPECT TO ATTEND THE 2008 ANNUAL MEETING,

PLEASE COMPLETE, DATE AND SIGN THIS PROXY CARD AND RETURN IT

PRIOR TO 5:00 P.M. (BERMUDA TIME), THURSDAY, 22 MAY 2008

IN THE ENCLOSED ENVELOPE.

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — TEXTAINER GROUP HOLDINGS LIMITED

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD 23 MAY 2008

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

This Proxy Card is solicited on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (the “Company”) for use only at the annual general meeting to be held on 23 May 2008 to be held at The Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Bermuda at 9:00 a.m. (local time) and at any postponement or adjournment(s) thereof (the “2008 Annual Meeting”). To be valid for use at the 2008 Annual Meeting, this Proxy Card must be duly completed and must be received by the Secretary of the Company prior to 5:00 p.m. (Bermuda time), Thursday, the 22nd of May 2008.

The undersigned, being a shareholder of the Company, hereby appoints John A. Maccarone, President and Chief Executive Officer of the Company, or failing whom the Chairman of the 2008 Annual Meeting as proxy of the undersigned (the “Proxy”), with full powers of substitution, to vote on the undersigned’s behalf, all common shares, $0.01 par value per share of the Company, of the undersigned at the 2008 Annual Meeting, as designated on the reverse side of this Proxy Card.

This Proxy Card (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon. If no instructions are provided in this Proxy Card (when properly executed, returned and not revoked) it will be voted FOR each nominee identified below to be re-elected to the Board of Directors (Proposal One), FOR each of Proposals Two and Three and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2008 Annual Meeting.

The Board of Directors unanimously recommends a vote FOR each nominee identified below to be re-elected to the Board of Directors (Proposal One) and FOR each of Proposals Two and Three. This Proxy Card (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2008 Annual Meeting. If no instructions are provided in this Proxy Card (when properly executed, returned and not revoked) it will be voted FOR each nominee identified below to be re-elected to the Board of Directors (Proposal One), FOR each of Proposals Two and Three.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

SEE REVERSE SIDE